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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d--102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(B)

                              (Amendment No. 3)*


                            LANIER BANKSHARES, INC.
                            -----------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                   51588A100
                             --------------------
                                (CUSIP Number)


                                March 6, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph D. Chipman, Jr.
      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
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                          SOLE VOTING POWER
                     5    81,600*
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    6,220

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    81,600*
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    6,220

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    87,820

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                        [_]
      N/A
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.3%
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      TYPE OF REPORTING PERSON
12
      IN
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* See Item 4.

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Item 1(a).  Name of Issuer:

        Lanier Bankshares, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

        854 Washington Street
        Gainesville, Georgia 30501

Item 2(a).  Name of Person Filing:

        Joseph D. Chipman, Jr.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

        854 Washington Street
        Gainesville, Georgia 30501

Item 2(c).  Citizenship:

        United States of America

Item 2(d).  Title of Class of Securities:

        Common Stock

Item 2(e).  CUSIP Number:

        51588A100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

        Not applicable

Item 4. Ownership as of December 31, 1997:

        (a)  Amount beneficially owned:  87,820
                                         ------
        (b)  Percent of class:  7.3%
                                ----
        (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:  81,600*
                                                              -------
             (ii)  Shared power to vote or to direct the vote:  6,220
                                                                -----
             (iii) Sole power to dispose or to direct the disposition of:
                   81,600*
                   -------
             (iv)  Shared power to dispose or to direct the disposition of:
                   6,220
                   -----
             ------------
             * Includes 16,000 shares subject to options exercisable within 60 days of December 31, 1998.

Item 5. Ownership of Five Percent or Less of a Class:

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable
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Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company:

        Not applicable

Item 8. Identification and Classification of Members of the Group:

        Not applicable

Item 9. Notice of Dissolution of a Group:

        Not applicable

Item 10. Certification:


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date:         2/11/99
                                                   ----------------------------

                                       Signature:    /s/ Joseph D. Chipman, Jr.
                                                   ----------------------------

                                       Name/Title:  Joseph D. Chipman, Jr.
                                                   ----------------------------